Consent of Independent Registered Public Accounting Firm

The Board of Directors
Tennessee Valley Financial Holdings, Inc.

We consent to the incorporation of our report dated January 27, 2006, with respect to the consolidated financial statements of Tennessee Valley Financial Holdings, Inc. and subsidiary which report appears in Tennessee Valley Financial Holdings, Inc.’s 2006 Annual Report on Form 10-KSB.

/s/ Pugh & Company, P.C.

Knoxville, Tennessee
April 2, 2007